

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Eugene Yates
Chief Financial Officer
Ironstone Properties, Inc.
909 Montgomery Street
San Francisco, CA 94133

> **Re: Ironstone Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2022**
> **Filed May 17, 2023**
> **File No. 000-12346**

Dear Eugene Yates:

We issued a comment on the above captioned filing on September 14, 2023. On October 6, 2023, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction